

February 3, 2011

Mr. Michael McElwrath
Chief Executive Officer
Far East Energy Corporation
363 N. Sam Houston Parkway East, Suite 380
Houston, TX 77060

>   **Re: Far East Energy Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 15, 2010**
>   **Form 10-Q for the Quarter Ended September 30, 2010**
>   **Filed November 4, 2010**
>   **File No. 0-32455**

Dear Mr. McElwrath:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page 50

1.   We have read your response to prior comment 7 and received a copy of the signed and dated audit reports which were omitted from your filing. However, the reports that you have sent are both dated March 15, 2010, whereas the consent that you filed at Exhibit 23.1 is dated March 12, 2010. Please amend your filing to include audit reports that are properly dated and to include revised consents that are dated in a logical manner, not prior to the completion of the audits.

Form 10-Q for the Quarter Ended September 30, 2010

We may suffer an adverse impact on our reputation and share value as a result of our relationship with CNPC, page 44

2.   We note your risk factor disclosure on page 44 of the Form 10-Q for the quarterly period ended September 30, 2010, filed November 4, 2010. In future filings that include this risk factor, please identify Iran and Sudan as countries with respect to which PetroChina has been subject to the organizational and investor efforts to which you refer, and identify those countries as countries that have been designated by the United States as state sponsors of terrorism.

Closing Comments

        You may contact Craig Arakawa at (202) 551-3650, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director